Apex Farms Corp.

1105 Monterey Place

Wilmington, DE 19809

June 28, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: John Dana Brown

Re:Apex Farms Corp.

Offering Statement on Form 1-A/A

Post-qualification Amendment No. 2

Filed June 11, 2019

File No. 024-10856

Dear Mr. Brown:

We hereby submit the response of Apex Farms Corp. (the “Company”) to the verbal comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission received on June 25, 2019 with respect to the Company’s Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A/A (as amended, the “Offering Statement”).

For the convenience of the Staff, we have summarized the Staff’s verbal comment below followed by the response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

1.Regarding the termination of the offering disclosure on the offering circular cover page and on page 4, please revise to disclose either the specific day of the month in June 2020 that the offering will terminate or state that the offering will terminate one year after the post-qualification amendment is qualified.

Response: We have revised the Offering Statement to disclose that the offering will terminate one year after the post-qualification amendment is qualified.

If you would like to discuss our response to the Staff’s comment or if you would like to discuss any other matters relating to the Offering Statement, please contact the undersigned at (302) 307-3668 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Sincerely,

Apex Farms Corp.

By: /s/ Alexander M. Woods-Leo

     Alexander M. Woods-Leo

     Chief Executive Officer

cc:Louis A. Bevilacqua, Esq.